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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number   0-9385
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NOTIFICATION OF LATE FILING

(Check One): |X|Form 10-K |_|Form 11-K |_|Form 20-F |_|Form 10-Q |_|Form N-SAR

For Period Ended:                 June 30, 2001
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
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    Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                         Part I. Registrant Information

Full name of registrant      BULL RUN CORPORATION
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Former name if applicable

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Address of principal executive office (Street and number)

                           4370 Peachtree Road, N.E.
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City, State and Zip        Atlanta, Georgia  30319
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                        Part II. Rule 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form - SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                                                     FORM 12b-25
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                              Part III. Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Company is unable to file the Form 10-K for the year ended June 30, 2001 within the prescribed time period. The Company changed its independent audit firm on August 7, 2001. In connection with its audit of the Company's consolidated financial statements, the current independent auditors discovered that the "Gain on issuance of shares by affiliate" recorded by the Company of $2,492,000 in the fiscal year ended June 30, 2000 and $8,179,000 in the fiscal year ended December 31, 1996 were inaccurately calculated. The Company's calculations of the gains were based on information and guidance provided to the Company by its former independent auditors. These errors will require restatement of previously issued consolidated financial statements of the Company. The restatement is expected to result in, at a minimum, a decrease in the gain on issuance of shares by affiliate, an increase in the income tax benefit and an increase in the net loss previously reported by the Company for the fiscal year ended June 30, 2000, and a reduction in the Company's previously reported amounts of stockholders' equity, investment in affiliated companies and deferred income tax liability as of June 30, 2000. There were no material effects of these computational errors on the consolidated net loss previously reported for the nine months ended March 31, 2001. The Company and its independent auditors are currently quantifying the financial statement impact of the errors. The Company will restate its prior period consolidated financial statements accordingly in its Form 10-K for the year ended June 30, 2001.

     The Company anticipates filing its Form 10-K for the year ended June 30, 2001 on or before Monday, October 15, 2001.


                           Part IV. Other Information

     (1) Name and telephone number of person to contact in regard to this notification

           Frederick J. Erickson                   704             602-3107
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                   (Name)                       (Area code)   (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [x] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [x] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Part III above.

                              BULL RUN CORPORATION
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date September 28, 2001    By  /s/  FREDERICK J. ERICKSON
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                               Frederick J. Erickson, Vice President-Finance and
                               Treasurer

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     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).









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